Exhibit 99.1

TC GLOBAL, INC.

2010 STOCK OPTION PLAN

1.	INTRODUCTION

This Plan establishes the right of and procedures for TC GLOBAL, INC. (the “Company”) to grant stock options to its key employees and directors. The Plan provides for the granting of Incentive Stock Options, as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), and options other than Incentive Stock Options (“Non-Qualified Options”).

2.	PROVISIONS APPLICABLE TO BOTH NON-QUALIFIED OPTIONS AND INCENTIVE STOCK OPTIONS

The provisions of this Section 2 apply to both Non-Qualified Options and Incentive Stock Options granted by the Company.

2.1	Objectives of the Plan

The purpose of this Plan is to encourage ownership of shares of common stock of the Company by key employees and directors of the Company and any parent or subsidiary of the Company. This Plan is intended to provide an incentive for maximum effort in the successful operation and management of the Company and is expected to benefit the shareholders by enabling the Company to attract and retain individuals of the best available talent through the opportunity to share, by the proprietary interests created by this Plan, in the increased value of the Company’s shares to which such individuals have contributed.

2.2	Stock Reserved for This Plan

Subject to adjustment as provided below and in Sections 2.6(a) and 2.11, the Company shall reserve three hundred, twelve thousand, and five hundred (312,500) shares of common stock for issuance upon the exercise of options granted under this Plan. If an option granted under this Plan expires, terminates or is canceled, the shares of common stock issuable upon exercise of such option shall again become available for other option grants under this Plan. The number of shares of common stock reserved for issuance under the Plan shall be reduced by the number of shares issued upon exercise of options granted under this Plan (but excluding the number of any shares surrendered in payment of the exercise price, or withheld to satisfy withholding tax requirements, upon exercise of such options).

2.3	Administration of This Plan

This Plan will be administered by the Board of Directors (the “Board”) or by a committee of not less than three non-employee directors (as that term is defined in Rule 16b-3 under the Exchange Act) appointed by the Board to carry out the administrative duties of the Board hereunder (the “Committee”). If authority is delegated to the Committee, all references to the Board in the Plan shall mean and relate to the Committee, except (i) as otherwise provided by the Board and (ii) that only the Board may amend or terminate the Plan as provided in Sections 2.12 and 6. The Board, on consideration of recommendations of the President and of other officers of the Company, shall:

(a) determine and designate the individuals to whom options shall be granted (each, an “Optionee”), the number of shares of common stock issuable upon exercise of each options, the terms thereof, and the type of options to be granted, and direct the President, or other designated officer, to enter into written agreements on behalf of the Company with respect to each such option;

(b) prescribe rules and regulations from time to time for administration of this Plan; and

(c) decide any questions arising as to the interpretation or application of any provision of this Plan.

Any action, decision, interpretation, or determination by the Board with respect to this Plan shall be final and binding upon any and all employees or directors.

2.4	Eligibility; Facts to Be Considered in Granting Options

(a) Eligible Participants. An option may be granted to any officer, key employee or director who, at the time the option is granted, is an employee or director of the Company or of any parent or subsidiary of the Company. In its determination of an employee or director to whom an option shall be granted and the number of shares of common stock issuable upon exercise of such option, the Board shall take into account the duties of the employee or director, the present and potential contributions of the employee or director to the success of the Company, and other factors deemed relevant by the Board in connection with accomplishing the purpose of this Plan.

(b) Non-Exempt Employees. Unless otherwise determined by the Board, if an employee of the Company or any parent or subsidiary of the Company is a non-exempt employee subject to the overtime compensation provisions of Section 7 of the Fair Labor Standards Act (the “FLSA”), any option granted to that employee shall be subject to the following restrictions: (i) the exercise price shall be at least 85 percent of the fair market value, as described in Section 4.2, of the common stock subject to the option on the date it is granted; and (ii) the option shall not be exercisable until at least six months after the date it is granted; provided, however, that this six-month restriction on exercisability will cease to apply if the employee dies, becomes disabled or retires, there is a change in ownership of the Company, or in other circumstances permitted by regulation, all as prescribed in Section 7(e)(8)(B) of the FLSA.

2.5	Vesting of Options

The Board shall have the authority to establish the time or times at which the shares issuable upon exercise of options granted hereunder may be purchased and whether all of the options may be exercised at one time or in increments.

2.6	Rights of Optionee upon Changes in Capitalization

(a) Stock Splits, Stock Dividends. If the outstanding Common Stock of the Company is hereafter increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of any stock split, combination of shares, dividend payable in shares, recapitalization or reclassification, appropriate adjustment shall be made by the Board in the number and kind of shares available for grants under the Plan and in all other share amounts set forth in the Plan. In addition, the Board shall make appropriate adjustment in the number and kind of shares as to which outstanding options, or portions thereof then unexercised, shall be exercisable, so that the optionee’s proportionate interest before and after the occurrence of the event is maintained. Notwithstanding the foregoing, the Board shall have no obligation to effect any adjustment that would or might result in the issuance of fractional shares, and any fractional shares resulting from any adjustment may be disregarded or provided for in any manner determined by the Board. Any such adjustments made by the Board of Directors shall be conclusive.

(b) Mergers, Reorganizations, Etc. In the event of a merger, consolidation, plan of exchange, acquisition of property or stock, split-up, split-off, spin-off, reorganization or liquidation to which the Company is a party or any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company (each, a “Transaction”), the Board shall, in its sole discretion and to the extent possible under the structure of the Transaction, select one of the following alternatives for treating outstanding options under the Plan:

(i)	Outstanding options shall remain in effect in accordance with their terms.

(ii)	Outstanding options shall be converted into options to purchase stock in one or more of the corporations, including the Company, that are the surviving or acquiring corporations in the

Transaction. The amount, type of securities subject thereto and exercise price of the converted options shall be determined by the Board of Directors of the Company, taking into account the relative values of the companies involved in the Transaction and the exchange rate, if any, used in determining shares of the surviving corporation(s) to be held by holders of shares of the Company following the Transaction. Unless otherwise determined by the Board, the converted options shall be vested only to the extent that the vesting requirements relating to options granted hereunder have been satisfied.

(iii)	The Board shall provide a period of 30 days or less before the completion of the Transaction during which outstanding options may be exercised to the extent then exercisable, and upon the expiration of that period, all unexercised options shall immediately terminate. The Board may, in its sole discretion, accelerate the exercisability of options so that they are exercisable in full during that period.

(c) Dissolution of the Company. In the event of the dissolution of the Company, options shall be treated in accordance with Section 2.6(b)(iii).

(d) Rights Issued by Another Corporation. The Board also may grant options under the Plan with terms, conditions and provisions that vary from those specified in the Plan, provided that any such awards are granted in substitution for, or in connection with the assumption of, existing options granted by another corporation and assumed or otherwise agreed to be provided for by the Company pursuant to or by reason of a Transaction.

2.7	Option Terms

Each option granted under this Plan shall be in writing, shall be subject to such amendment or modification from time to time as the Board shall deem necessary or appropriate to comply with applicable laws or regulations and shall contain provisions to the following effect, together with such other provisions as the Board shall from time to time approve that:

(a) subject to the provisions of Section 2.7(b) below, the option, as to the whole or any part thereof, may be exercised only by the Optionee or his personal representative;

(b) neither the whole nor any part of the option shall be transferable by the Optionee or by operation of law otherwise than by the will of, or by the laws of descent and distribution applicable to, a deceased Optionee and that the option and any and all rights granted to the Optionee thereunder and not theretofore effectively and completely exercised shall automatically terminate and expire upon any sale, transfer, or hypothecation of or any attempted sale, transfer, or hypothecation of such rights or upon the bankruptcy or insolvency of the Optionee or his or her estate;

(c) subject to the foregoing provisions, an option may be exercised at different times for portions of the total number of shares of common stock issuable upon exercise of such option that have vested, provided that such portions are in multiples of one hundred (100) shares; and

(d) the Optionee shall have no rights as a shareholder with respect to any shares of common stock issuable upon the exercise of any option until the date the Optionee becomes the holder of record of such shares and, except as otherwise expressly provided in the Plan, no adjustment shall be made for dividends or other rights for which the record date occurs before the date the Optionee becomes the holder of record.

2.8	Expiration and Termination of Options

(a) General Rule. Except as provided in this Section 2.8 or as determined by the Board, no option granted under the Plan may be exercised unless at the time of exercise the optionee is employed by or in the service of the Company and shall have been so employed or provided such service continuously since the date the option was granted. Unless otherwise determined by the Board, if an optionee’s employment or service with the Company terminates for any reason other than because of total disability, death, or for cause, as provided in Sections 2.8(b), (c), and (d), respectively, his or her option may be exercised at any time before the expiration date of the option or the expiration of 30 days after the date of termination, whichever is the shorter period, but only if and to the extent the optionee was entitled to exercise the option at the date of termination.

(b) Termination Because of Total Disability. Unless otherwise determined by the Board, if an optionee’s employment or service with the Company terminates because of total disability, his or her option may be exercised at any time before the expiration date of the option or before the date 12 months after the date of termination, whichever is the shorter period, but only if and to the extent the optionee was entitled to exercise the option at the date of termination. The term “total disability” means a medically determinable mental or physical impairment that is expected to result in death or has lasted or is expected to last for a continuous period of 12 months or more and that, in the opinion of the Company and two independent physicians, causes the optionee to be unable to perform his or her duties as an employee, director, officer or consultant of the Employer and unable to be engaged in any substantial gainful activity. Total disability shall be deemed to have occurred on the first day after the two independent physicians have furnished their written opinion of total disability to the Company and the Company has reached an opinion of total disability.

(c) Termination Because of Death. Unless otherwise determined by the Board, if an optionee dies while employed by or providing service to the Company, his or her option may be exercised at any time before the expiration date of the option or before the date 12 months after the date of death, whichever is the shorter period, but only if and to the extent the optionee was entitled to exercise the option at the date of death and only by the person or persons to whom the optionee’s rights under the option shall pass by the optionee’s will or by the laws of descent and distribution of the state or country of domicile at the time of death.

(d) Termination for Cause. If an optionee’s employment or service with the Company terminates for cause, his or her option will terminate as of the date of such termination. Unless otherwise determined by the Board, termination of an optionee’s employment or service for “cause” shall mean termination upon (a) the willful and continued failure by the optionee to perform substantially the optionee’s reasonably assigned duties with the Company (other than any such failure resulting from the optionee’s incapacity due to physical or mental illness) after a demand for substantial performance is delivered to the optionee by the Company which specifically identifies the manner in which the Company believes that the optionee has not substantially performed his or her duties or (b) the willful engaging by the optionee in illegal conduct which is materially and demonstrably injurious to the Company.

(e) Amendment of Exercise Period Applicable to Termination. The Board may at any time extend the 30-day and 12-month exercise periods to any length of time not longer than the original expiration date of the option. The Board may at any time increase the portion of an option that is exercisable, subject to terms and conditions determined by the Board.

(f) Failure to Exercise Option. To the extent that the option of any deceased optionee or any optionee whose employment or service terminates is not exercised within the applicable period, all further rights to purchase shares pursuant to the option shall cease and terminate.

(g) Leave of Absence. Absence on leave approved by the Company or on account of illness or disability shall not be deemed a termination or interruption of employment or service. Unless otherwise determined by the Board, vesting of options shall continue during a medical, family or military leave of absence, whether paid or unpaid, and vesting of options shall be suspended during any other unpaid leave of absence.

2.9	Notice of Intent to Exercise Option

The Optionee desiring to exercise an option granted hereunder as to all or part of the shares issuable upon exercise thereof shall in writing notify the Company at its principal office in Seattle, Washington, to the effect specifying the number of shares to be purchased, the date on which the Optionee agrees to complete the transaction, and, if required by the Company, representing in form satisfactory to the Company that the shares are being purchased for investment and not with a view to resale or distribution.

2.10	Method of Exercise of Option

(a) Exercise and Payment. Within ten (10) days after receipt by the Company of the notice provided in the foregoing Section 2.9, but not later than the applicable expiration date specified in Section 2.8, the option shall be exercised as to the number of shares specified in the notice by payment to the Company of the aggregate exercise price for the shares. Payment of the exercise price provided in the option shall be made in cash or check, in shares of the Company’s common stock owned by the Optionee (for a period of not less than six months at the time of exercise), or in any combination of cash and shares of the Company’s common stock (owned by Optionee for a period of not less than six months at the time of exercise). Payment in shares of the Company’s common stock shall be deemed to be the equivalent of payment in cash of the fair market value of those shares. For purposes of this Section 2.10, “fair market value” shall be the closing price of the common stock last reported before the option is exercised, if the common stock is publicly traded, or another value of the common stock as specified by the Board. No shares shall be issued until full payment for the shares has been made, including all amounts owed for tax withholding. With the consent of the Board, an Optionee may request the Company to apply automatically the shares to be issued upon the exercise of a portion of an option to satisfy the exercise price for additional portions of the option.

(b) Withholding. Each Optionee who has exercised an option shall, immediately upon notification of the amount due, if any, pay to the Company in cash or by check amounts necessary to satisfy any applicable federal, state and local tax withholding requirements. If additional withholding is or becomes required (as a result of exercise of an option or as a result of disposition of shares issued upon exercise of an option) beyond any amount deposited before delivery of the certificates, the Optionee shall pay such amount, in cash or by check, to the Company on demand. If the Optionee fails to pay the amount demanded, the Company may withhold that amount from other amounts payable to the Optionee, including salary, subject to applicable law. With the consent of the Board, an Optionee may satisfy this obligation, in whole or in part, by instructing the Company to withhold from the shares to be issued upon exercise or by delivering to the Company other shares of Common Stock; provided, however, that the number of shares so withheld or delivered shall not exceed the minimum amount necessary to satisfy the required withholding obligation.

2.11	Substitutions and Assumptions

The Board shall have the right to substitute or assume options in connection with mergers, reorganizations, separations, or other “corporate transactions” as that term is defined in and said substitutions and assumptions are permitted by Section 424 of the Code and the regulations promulgated thereunder. The number of shares of common stock reserved pursuant to Section 2.2 may be increased by the corresponding number of options assumed and, in the case of a substitution, by the net increase in the number of shares issuable upon exercise of options before and after the substitution, subject in all such cases to applicable shareholder approval requirements.

2.12	Termination

The Board may at any time terminate this Plan provided, however, that no termination of the Plan may adversely affect options granted prior to such action.

2.13	Granting of Options

The granting of any option pursuant to this Plan shall be entirely in the discretion of the Board and nothing herein contained shall be construed to give any officer, employee or director any right to participate under this Plan or to receive any option under it.

Nothing in the Plan or any award pursuant to the Plan shall (i) confer upon any employee any right to be continued in the employment of the Company or interfere in any way with the Company’s right to terminate the employee’s employment at will at any time, for any reason, with or without cause, or to decrease the employee’s compensation or benefits, or (ii) confer upon any person engaged by the Company any right to be retained or employed by the Company or to the continuation, extension, renewal or modification of any compensation, contract or arrangement with or by the Company.

2.14	Government Regulations

This Plan and the granting and exercise of any option hereunder and the obligations of the Company to sell and deliver shares upon exercise of options granted hereunder shall be subject to all applicable laws, rules and regulations and to such approvals by any governmental agencies as may be required.

2.15	Proceeds From Sale of Stock

Proceeds from the exercise of options granted under this Plan shall be for the general business purposes of the Company.

2.16	Shareholder Approval

This Plan shall be submitted to the shareholders for their approval within twelve (12) months from the date hereof. The Company may grant options prior to such approval which shall be conditioned upon subsequent shareholder approval.

2.17	Compliance With Securities Laws

The Board shall have the right to:

(a) require an Optionee to execute, as a condition of the exercise of an option, a letter evidencing Optionee’s intent to acquire the shares issuable upon exercise of such option for investment and not with a view to the resale or distribution thereof,

(b) place appropriate legends upon the certificate or certificates for the shares; and

(c) take such other acts as it deems necessary in order to cause the issuance of shares issuable upon exercise of options granted under this Plan to comply with applicable provisions of state and Federal securities laws.

In furtherance of the foregoing, and not by way of limitation thereof, no option shall be exercisable unless such option and the shares to be issued pursuant thereto shall be registered under appropriate Federal and state securities laws, or shall be exempt therefrom, in the opinion of the Board upon advice of counsel to the Company. Each option agreement shall contain adequate provisions to assure that there will be no violation of such laws. This provision shall in no way obligate the Company to undertake registration of options or Shares hereunder. Issue, transfer or delivery of certificates for Shares pursuant to the exercise of options may be delayed, at the discretion of the Board, until the Board is satisfied that the applicable requirements of the Federal and state securities laws have been met.

2.18	Termination Date of Plan

This Plan shall not extend beyond ten years from adoption date.

3.	PROVISIONS APPLICABLE SOLELY TO NON-QUALIFIED OPTIONS

In addition to the provisions of Section 2 above, the following paragraphs shall apply to any options granted under this Plan which are not Incentive Stock Options.

3.1	Option Exercise Price

The exercise price per Share shall be determined by the Board at the time of grant.

3.2	Eligibility

A Non-Qualified Option under this Plan may be granted to either employees or directors of the Company as determined by the Board in accordance with Section 2, above.

4.	PROVISIONS APPLICABLE SOLELY TO INCENTIVE STOCK OPTIONS

In addition to the provisions of Section 2 above, the following paragraphs shall apply to any options granted under this Plan which are Incentive Stock Options.

4.1	Conformance With Internal Revenue Code

Options granted under this Plan which are “Incentive Stock Options” shall conform to, be governed by and interpreted in accordance with Sections 422 and 424 of the Code and any regulations (“Regulations”) promulgated thereunder and amendments to the Code and Regulations.

4.2	Option Exercise Price

The exercise price per Share shall be determined by the Board at the time of grant but shall not, in any event, be less than the fair market value of the Company’s common stock on the date of grant. For purposes of this Section 4.2, “fair market value” means the closing price of the common stock last reported before the option is granted, if the common stock is publicly traded, or such value of the common stock as determined by the Board.

4.3	Limitation on Amount of Incentive Stock Option

If the aggregate fair market value of stock (determined as of the date the option is granted) for which Incentive Stock Options granted under this Plan (and any other stock incentive plan of the Company or its parent or subsidiary corporations, as defined in subsections 424(e) and 424(f) of the Code) are exercisable for the first time by an employee during any calendar year exceeds $100,000, the portion of the option or options not exceeding $100,000, to the extent of whole shares, will be treated as an Incentive Stock Option and the remaining portion of the option or options will be treated as a Non-Statutory Stock Option. The preceding sentence will be applied by taking options into account in the order in which they were granted. If, under the $100,000 limitation, a portion of an option is treated as an Incentive Stock Option and the remaining portion of the option is treated as a Non-Statutory Stock Option, unless the Optionee designates otherwise at the time of exercise, the Optionee’s exercise of all or a portion of the option will be treated as the exercise of the Incentive Stock Option portion of the option to the full extent permitted under the $100,000 limitation. If an Optionee exercises an option that is treated as in part an Incentive Stock Option and in part a Non-Statutory Stock Option, the Company will designate the portion of the stock acquired pursuant to the exercise of the Incentive Stock Option portion as Incentive Stock Option stock by issuing a separate certificate for that portion of the stock and identifying the certificate as Incentive Stock Option stock in its stock records.

4.4	Limitation on Grants to Substantial Shareholders

An Incentive Stock Option may be granted under the Plan to an employee possessing more than 10 percent of the total combined voting power of all classes of stock of the Company or any parent or subsidiary (as defined in subsections 424(e) and 424(f) of the Code) only if the exercise price is at least one hundred ten percent (110%) of the fair market value of the Company’s common stock on the date of grant and such option, by its terms, is not exercisable after the expiration of five (5) years from the date such option is granted.

4.5	Eligibility

An Incentive Stock Option under this Plan may be granted to employees (but not directors) of the Company as determined by the Board in accordance with Section 2, above.

4.6	Duration

Subject to Section 2.8, Incentive Stock Options granted under the Plan shall continue in effect for the period fixed by the Board, except that by its terms no Incentive Stock Option shall be exercisable after the expiration of 10 years from the date it is granted. No Incentive Stock Option shall be granted on or after the tenth anniversary of the last action by the Board adopting the Plan or approving an increase in the number of shares available for issuance under the Plan, which action was subsequently approved within 12 months by the shareholders.

4.7	Early Dispositions

If within two years after an Incentive Stock Option is granted or within 12 months after an Incentive Stock Option is exercised, the Optionee sells or otherwise disposes of common stock acquired on exercise of the Option, the Optionee shall within 30 days of the sale or disposition notify the Company in writing of (i) the date of the sale or disposition, (ii) the amount realized on the sale or disposition and (iii) the nature of the disposition (e.g., sale, gift, etc.).

5.	EXCHANGE OF NON-QUALIFIED OPTIONS FOR INCENTIVE STOCK OPTIONS

At the Optionee’s election and in accordance with the procedures described below, an Optionee may exchange a Non-Qualified Option granted pursuant to this Plan for an Incentive Stock Option for the identical number of shares.

5.1	Notice of Intent to Exchange

Not less than seven (7) days prior to the desired date of exchange, the Optionee shall notify the Company in writing to that effect specifying the number of option shares granted under Non-Qualified Options which are to be exchanged for option shares granted under Incentive Stock Options and the desired date of exchange.

5.2	Limitations on Amount of Options Exchanged

Notwithstanding the number of option shares specified by the Optionee as desired to be exchanged pursuant to this Section 5, the Company will allow exchanges for only so many options as will not violate the aggregate dollar limitations specified in Section 4.3 above with that limit being based on a calculation of the fair market value on the date of exchange. If an Optionee requests to exchange more option shares than would be allowed by the preceding sentence, the Company shall deem the request to apply only to the maximum number of option shares which would be allowed and shall disregard the request as to the excess.

5.3	Effect of Exchange

If an exchange does occur, the Optionee shall surrender the Non-Qualified Option for cancellation and shall execute a new Incentive Stock Option for the number of option shares exchanged and, if all of the Non-Qualified Options have not been exchanged, shall execute a new Non-Qualified Option (or an amendment to the existing option) to specify the remainder of shares under the Non-Qualified Option. The new Incentive Stock Option shall be deemed a new option granted on the date of exchange.

6.	AMENDMENT OF PLAN

This Plan may be modified or amended by the affirmative vote of a majority of the whole Board of Directors at any meeting of the Board, if notice of the proposed amendment is contained in the notice of the meeting, provided that no such action shall adversely affect any material rights of Optionees granted options under this Plan prior to such action. The Board may modify or amend the terms and conditions of outstanding options, provided, however, that (i) no such amendment would be adverse to the holders of such options, (ii) no such amendment shall extend the period for exercise of an Incentive Stock Option, and (iii) the amended terms of an option would be permitted under this Plan. In addition, the Board may not modify the Plan with respect to any provision applicable to an option which constitutes an Incentive Stock Option under Section 422(b) of the Internal Revenue Code in a manner that would constitute the adoption of a new plan without obtaining the consent of the shareholders of the Company within twelve (12) months of the adoption of the modification.

DATE Plan adopted by Board of Directors: February 12, 2010

DATE Plan adopted by Shareholders: March 26, 2010

DATE Plan becomes effective: March 26, 2010

DATE Plan shall terminate: March 26, 2020